KIRKLAND LAKE GOLD REPORTS CONTINUED EXPLORATION SUCCESS IN
NORTHERN TERRITORY, NEW MINERALIZATION IDENTIFIED AT UNION REEFS

•	High-grade, visible-gold bearing mineralization identified at shallow depths at Lady Alice Deposit, Union Reefs

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Key intercepts: 8.9 grams per tonne gold (“g/t Au”) over 7.2 metres (“m”) (Estimated True Width (“ETW”) 3.4 m) (including 86.0 g/t Au over 0.45 m (ETW 0.2 m)); 7.5 g/t Au over 7.5 m (ETW 4.1 m), and 23.8 g/t Au over 0.9 m (ETW 0.5 m)

•	Discovery of high-grade mineralization at depth to the south of existing Mineral Resources at Union Reefs

»	Key Intercept: 60.4 g/t Au over 0.6 m (ETW 0.3 m) from 547 m downhole

•	Underground exploration development into Lantern Deposit at Cosmo Mine continuing with future bulk sampling planned

•	Exploration activities at Lantern and Union Reefs supporting efforts to resume mining operations in Northern Territory.

Toronto, Ontario – November 5, 2018 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced further exploration success at Union Reefs (“UR”) and the continued development advance into the Lantern Deposit at Cosmo Mine. UR is the location of the Company’s processing plant in the Northern Territory. Mining at the Cosmo Mine and processing operations at the UR Mill were suspended on June 30, 2017, with exploration drilling and development work since then focusing on establishing a five-year production plan that is sufficiently attractive to support a resumption of operations.

At UR, new drilling is reported for 40 holes, comprising 30 diamond and 10 reverse circulation (“RC”) percussion holes for a total of 15,192 m. The results successfully defined the continuation of Prospect Deposit (“Prospect”) to the south of the Prospect pit, discovered high-grade near-surface mineralization to the south of Lady Alice pit, and confirmed the down-plunge continuity of the Crosscourse Deposit (“Crosscourse”) mineralization. Mineralization was also identified at depth to the southern end of UR, where two holes intersected mineralization associated with the Lady Alice structural trend over a 250 m dip extent below the 320 m depth. The Lady Alice mineralization, approximately 250 m to the east of the identified Prospect Mineral Reserve (see December 31, 2016 Technical Report on the Mineral Resources and Mineral Reserves of The Northern Territory Operations, dated March 30, 2017 and filed on SEDAR), has the potential to be accessed from the planned Prospect underground ramp infrastructure at depth. The proposed underground infrastructure will be less than 100 m from the Lady Alice mineralization.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “The new results at UR are encouraging, as they demonstrate the continuity of mineralization to the south of the Prospect Pit, and identify new areas of mineralization at the southern end of the UR land position. We are also making progress with underground drilling and development into the Lantern Deposit at Cosmo and are working towards commencing a bulk sampling program in the near future. The continued exploration success we are achieving at UR, as well as with underground drilling at the Lantern Deposit, is increasing our confidence that an attractive five-year mine plan can be established, which could lead to the resumption of operations in the Northern Territory in 2019.”

Lantern Underground Development update

Lantern underground development commenced during April 2018, and has successfully established drilling platforms to the south from the 920 Level, and to the west of the Lantern Deposit on the 610 Level. Drilling commenced from both locations, known as the 880 diamond-drill drive and the 610 drill platform respectively, during the third quarter of 2018. Two diamond drill rigs are operating from the 610 drill platform, where they are targeting the down-plunge extension of the Lantern mineralization. A third drill rig has been operating within the advancing 920 Level development, which has now completed the 880 diamond-drill drive. A fourth rig recently moved into the most southern platform within the 880 diamond-drill drive and is testing the southern extents of the known Lantern mineralization.

Additional underground development is underway from the existing Cosmo Deeps 730 Level drill drive, to drift along and across the Eastern Lantern stratigraphy. The development is currently progressing south within the Howley Anticline axial plane, to establish additional drilling locations with further development set to commence along the mineralized structures on the 920 Level for bulk sampling as part of continued exploration of the Lantern Deposit.

Union Reefs Drilling Highlights

Surface drilling at UR was accelerated after the discovery of gold mineralization at depth, as reported in the Company’s News Release dated April 30, 2018, and two surface diamond drill rigs continue to operate at UR, where they are testing several targets. Since the April 30 News Release, an additional 40 drill holes, comprising 30 diamond and 10 RC percussion holes have targeted the Prospect, Crosscourse and Lady Alice deposits as well as exploration of southern extensions of the major structures at depth.

Key intercepts include, with further details provided in the commentary that follows:

8.9 g/t Au over 7.2 m (ETW 3.4 m), incl. 86.0 g/t Au over 0.45 m (ETW 0.2 m) in hole URNDD0122 (Lady Alice)
7.5 g/t Au over 7.5 m (ETW 4.1 m) in hole URNDD0163 (Lady Alice)
60.4 g/t Au over 0.6 m (ETW 0.3 m) in hole URSDD0029 (Union South)
23.8 g/t Au over 0.9 m (ETW 0.5 m) in hole URNDD0167 (Lady Alice)

Drill results are presented in Table 1 and drill collars listed in Table 2.

The key highlights of the new drill results is the discovery of high-grade mineralization associated with Lady Alice to the south of the existing Lady Alice pit, and high-grade mineralization at depth at Union South.

High-grade diamond drill intercepts associated with Lady Alice occur in 26 (three RC & 22 diamond) drill holes. There are 102 drill intercepts above 2.0 g/t Au (with 15 intercepts >10.0 g/t Au) recorded for the Lady Alice drilling. The gold mineralization occurs across multiple closely-spaced, near-vertical shear structures, located along axial planes of parasitic fold closures on the Lady Alice Anticline.

The completed drilling has also indicated the continuation of the Prospect mineralization to the south of the existing Prospect pit, where the RC drilling program focused on delineating and further defining the mineralized trends of the Prospect mineralization. Deeper diamond drilling also confirmed the depth extent of the Prospect Deposit, returning several narrow, high-grade intercepts associated with the sub-vertical Prospect shears.

Two deep diamond drill holes were completed, one (URNDD0147) targeting the Crosscourse mineralization beneath the Crosscourse pit, and up-plunge of the drill holes previously reported in the Company’s News Release, dated April 30, 2018. The second hole, URNDD0120, targeted up-dip of the drilling previously reported. The Crosscourse mineralization was successfully intersected in URNDD0147 with 17 results >2.0 g/t Au over an approximate 190 m downhole length, which is indicative of the very wide, stockwork quartz style of the Crosscourse mineralized corridor. Both deep drill holes also intersected the Lady Alice Deposit and the Prospect Deposit at depth.

Two further deep diamond drill holes were completed in the southern part of the UR Project, beneath the historic Millar’s pit. Drilling has identified the continuation of shear hosted high-grade mineralization associated with the Lady Alice Anticline at depth. The successful identification of mineralization extends the known depth of mineralization to over 500 m depth over a strike length of 1.8 km from Lady Alice Pit in the north, to south of Millar’s pit in the south.

Lantern Mineralization – Background

Studies in early 2016 revealed potential for the underlying Lantern metasediments in the core of the Cosmo- Howley fold to host gold mineralization similar to the Callie Deposit in the Tanami region of the Northern Territory. On March 6, 2017, the Company announced the discovery of the Lantern Deposit based on historical information as well as the result of 25 underground drill holes completed in 2016 to test the down-plunge extension of the Cosmo open pit (see Kirkland Lake Gold News Release dated March 6, 2017).

The Lantern mineralization is hosted within iron-rich, weakly-carbonaceous, siltstones and dolomitic siltstones with common intense carbonate, sericite-pyrite-chlorite and blood-red Fe-oxy-hydroxide hypogene alteration, associated with quartz-carbonate veining. Geological studies strongly suggest most gold was introduced to the rock after the metamorphic peak, which has produced a chlorite-biotite-magnetite-tourmaline-garnet mineral assemblage. Although partly stratabound, gold mineralization occurs in a quartz-sulfide-carbonate vein network of steeply-dipping sub-linear shear veins, and associated sub-horizontal dipping tensile vein arrays.

The mineralization for most lodes is still untested and down-plunge (deeper) to the north. Study of the Lantern and Cosmo alteration zoning suggests that the western fold limb acted as the main conduit for gold-bearing fluids to become trapped in the fold hinge and eastern limb effectively against a blanket of thick and highly- sulfidic carbonaceous black mudstone.

The Lantern sequence is structurally thickened by local folding and shears with a moderate 40-55° plunge to the north for the overall mineralized zone, and hosts internal local steeply-plunging high-grade corridors where quartz veins are locally at an oblique angle to overall Lantern structure and are likely to have high gold content.

Union Reefs Region – Background

Union Reefs is hosted in the regionally-significant Pine Creek Shear Zone, as a northwest trending strongly gold- mineralized structure. Gold mineralization at Union Reefs is focused within two sub-parallel quartz reef and shear zone systems, known as the Lady Alice Line (eastern line) and the Union Line (western line). Both lines have extensive gold mineralization that trends north-northwest through tightly folded siliciclastic rocks of the Burrell Creek Formation.

Gold mineralization along the Lady Alice Line is hosted within sub-vertical axial, planar shear zones along the western limb of the Lady Alice Anticline. Important gold deposits along the Lady Alice Line include Millar’s, Ping Que, Big Tree and Lady Alice. The Union Line dips steeply-east and hosts several significant gold deposits, including Union South, Prospect, Union North and Alta. Crosscourse, the largest known deposit at Union Reefs, occurs between the Union and Lady Alice lines. A cross-cutting mineralized shear zone and complex vein system links the locally shorter distance between the Union and Lady Alice lines at Crosscourse, creating a large dilatational damage zone exploited by mineralizing fluids.

The Union Reefs region was a center of significant gold mining between 1994 and 2004, with approximately 1 Moz of gold extracted from 11 open pits. Mining was generally from shallow oxide pits (<80 m), with the exception of the Crosscourse pit, which was mined to a depth of approximately 240 m and produced approximately 880 koz of gold. Mining has not occurred at Union Reefs since 2004, however, the processing facility at the site continued operation until mining at the Cosmo Mine was suspended, effective June 30, 2017.

Qualified Person

Owen Greenberger, MAIG, Geology Manager, NT Operations, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

Drilling and Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All drill hole collars are accurately surveyed using a Leica Total Stations instrument and diamond drill hole down hole deviations are measured using a down-hole gyro instrument. Down hole deviations of RC drill holes were surveyed using a Globaltech Pathfinder Electronic Single Shot tool.

All reported drill intercepts are from RC percussion chips and NQ2 or HQ sized diamond drill core. RC percussion chips were subsampled using a 2/3 to 1/3 sampling cyclone, with 1/3 split sent for assay and the 2/3 retained for reference. Diamond drill core was either full core sampled or cut longitudinally in half with a diamond saw, where one-half of the drill core was sent for assay and the other half retained for reference. Drill core sample lengths are between 0.15 m and 1.4m in length as determined from logging of sulfide and visible gold and conform to logged lithological and alteration boundaries.

Assay results are based on 25 gram charge fire assay. Union Reefs intercepts calculated based on a 2 g/t Au lower cut-off and having a maximum 2 m internal dilution with a minimum width of 0.3 m. No upper gold grade cap has been applied to the data. However, during any mineral resource work the requirement for capping assay grades will be assessed.

Drill samples from Union Reefs are routinely assayed at North Australian Laboratories Pty Ltd, an independent laboratory in Pine Creek, Northern Territory. Site audits and reviews of the laboratory are conducted from time to time as well as routine assessment of intra-laboratory analyses to ensure quality of reported results.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at 655,000 – 670,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high- grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1: Drill Assay Intercepts for Surface Diamond and RC Percussion Drilling at Union Reefs

(The results are an update to the December 31, 2016 Technical Report on the Mineral Resources and Mineral Reserves of The Northern Territory Operations, dated March 30, 2017, and available on sedar.com)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure/ Area
Crosscourse
URNDD0120	509.4	509.8	0.4	3.1	0.2	Crosscourse
URNDD0120	675.2	678.3	3.1	2.9	1.9	Crosscourse
URNDD0147	503.9	504.2	0.3	11.1	0.2	Crosscourse
URNDD0147	505.2	506.4	1.2	2.8	0.8	Crosscourse
URNDD0147	511.0	511.7	0.7	4.3	0.5	Crosscourse
URNDD0147	513.9	518.0	4.1	3.6	2.8	Crosscourse
URNDD0147	526.0	527.0	1.0	2.9	0.7	Crosscourse
URNDD0147	543.0	543.9	0.9	7.3	0.6	Crosscourse
URNDD0147	547.5	548.3	0.8	4.7	0.5	Crosscourse
URNDD0147	553.0	553.3	0.3	2.3	0.2	Crosscourse
URNDD0147	554.5	554.8	0.3	6.3	0.2	Crosscourse
URNDD0147	557.0	557.4	0.4	2.0	0.3	Crosscourse
URNDD0147	577.6	579.4	1.8	7.9	1.2	Crosscourse
URNDD0147	583.5	585.4	1.9	4.7	1.3	Crosscourse
URNDD0147	639.8	640.2	0.4	4.5	0.3	Crosscourse
URNDD0147	662.2	663.3	1.1	12.5	0.8	Crosscourse
URNDD0147	665.7	666.2	0.5	4.5	0.4	Crosscourse
URNDD0147	667.7	668.0	0.3	3.9	0.2	Crosscourse
URNDD0147	677.7	678.0	0.3	2.7	0.2	Crosscourse
URNDD0156	553.2	553.5	0.3	4.0	0.2	Crosscourse
URNDD0157	636.75	638.05	1.3	4.7	0.8	Crosscourse
URNDD0157	643.0	643.6	0.6	5.4	0.4	Crosscourse
URNDD0157	696.35	696.75	0.4	3.7	0.3	Crosscourse
Lady Alice
URNDD0122	77.6	78.0	0.4	2.3	0.2	Lady Alice
URNDD0122	154.75	155.42	0.67	2.7	0.3	Lady Alice
URNDD0122	161.15	161.6	0.45	4.2	0.2	Lady Alice
URNDD0122	167.0	167.9	0.9	2.2	0.4	Lady Alice
URNDD0122	168.8	175.97	7.17	8.9	3.4	Lady Alice
Including	168.8	169.25	0.45	86.0	0.2	Lady Alice
URNDD0122	202.6	203.0	0.4	3.6	0.2	Lady Alice
URNDD0122	258.2	258.88	0.68	5.0	0.4	Lady Alice
URNDD0139	216.1	216.6	0.5	3.4	0.2	Lady Alice
URNDD0139	220.35	220.97	0.62	5.2	0.2	Lady Alice
URNDD0139	271.0	271.95	0.95	18.1	0.4	Lady Alice

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure/ Area
URNDD0139	291.25	291.6	0.35	2.4	0.1	Lady Alice
URNDD0139	320.8	321.25	0.45	20.5	0.2	Lady Alice
URNDD0139	323.05	324.0	0.95	3.6	0.4	Lady Alice
URNDD0139	336.1	336.45	0.35	3.2	0.1	Lady Alice
URNDD0144	76.7	77.1	0.4	18.3	0.1	Lady Alice
URNDD0144	184.3	185.2	0.9	4.6	0.3	Lady Alice
URNDD0144	248.0	249.0	1.0	3.1	0.4	Lady Alice
URNDD0144	286.0	287.2	1.2	2.7	0.5	Lady Alice
URNDD0145	56.5	57.0	0.5	2.0	0.2	Lady Alice
URNDD0145	219.0	220.0	1.0	2.2	0.3	Lady Alice
URNDD0145	292.8	293.1	0.3	19.6	0.1	Lady Alice
URNDD0145	317.6	318.6	1.0	3.1	0.4	Lady Alice
URNDD0146	222.1	222.4	0.3	4.7	0.1	Lady Alice
URNDD0146	234.8	235.1	0.3	2.6	0.1	Lady Alice
URNDD0146	252.9	254.2	1.3	2.3	0.5	Lady Alice
URNDD0146	264.0	265.0	1.0	16.9	0.4	Lady Alice
URNDD0146	276.0	276.7	0.7	4.6	0.2	Lady Alice
URNDD0146	303.8	304.1	0.3	2.1	0.1	Lady Alice
URNDD0146	334.2	334.5	0.3	39.4	0.1	Lady Alice
URNDD0146	337	337.9	0.9	2.8	0.3	Lady Alice
URNDD0146	758.0	759.0	1.0	3.8	0.7	Lady Alice
URNDD0147	760.7	761.0	0.3	2.9	0.2	Lady Alice
URNDD0147	769.5	770	0.5	2.4	0.4	Lady Alice
URNDD0148	15.0	16.0	1.0	2.1	0.2	Lady Alice
URNDD0149	63.8	65.0	1.2	5.8	0.0	Lady Alice
URNDD0151	82.0	82.5	0.5	2.0	0.2	Lady Alice
URNDD0153	88.2	88.5	0.3	9.3	0.2	Lady Alice
URNDD0153	139.6	142.0	2.4	5.8	1.6	Lady Alice
URNDD0153	179.1	180.3	1.2	2.8	0.8	Lady Alice
URNDD0153	241.2	242.0	0.8	13.4	0.5	Lady Alice
URNDD0153	242.9	243.3	0.4	2.4	0.3	Lady Alice
URNDD0154	233.0	234.1	1.1	4.7	0.4	Lady Alice
URNDD0154	331.0	332.1	1.1	2.1	0.5	Lady Alice
URNDD0155	250.6	251.0	0.4	8.4	0.2	Lady Alice
URNDD0156	470.2	470.9	0.7	3.0	0.4	Lady Alice
URNDD0156	511.7	512.1	0.4	6.1	0.2	Lady Alice
URNDD0157	320.35	320.75	0.4	3.8	0.2	Lady Alice
URNDD0157	365.0	366.35	1.35	2.2	0.7	Lady Alice
URNDD0157	549.15	549.45	0.3	11.3	0.2	Lady Alice
URNDD0157	553.5	554.15	0.65	5.1	0.4	Lady Alice
URNDD0157	606.0	606.55	0.55	3.6	0.3	Lady Alice
URNDD0158	11.8	12.4	0.6	14.4	0.2	Lady Alice

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure/ Area
URNDD0158	287.4	288.0	0.6	2.9	0.2	Lady Alice
URNDD0158	329.1	329.8	0.7	5.2	0.2	Lady Alice
URNDD0158	344.0	344.75	0.75	2.5	0.2	Lady Alice
URNDD0158	352.2	353.0	0.8	10.4	0.2	Lady Alice
URNDD0158	376.7	377.0	0.3	4.2	0.1	Lady Alice
URNDD0158	392.8	393.2	0.4	4.3	0.1	Lady Alice
URNDD0159	158.3	159.6	1.3	4.6	0.4	Lady Alice
URNDD0159	169.0	169.9	0.9	3.6	0.3	Lady Alice
URNDD0159	282.5	282.8	0.3	10.0	0.1	Lady Alice
URNDD0159	286.0	286.6	0.6	11.4	0.2	Lady Alice
URNDD0159	314.4	314.95	0.55	5.1	0.2	Lady Alice
URNDD0159	323.0	324.2	1.2	3.7	0.4	Lady Alice
URNDD0160	251.0	251.4	0.4	9.0	0.1	Lady Alice
URNDD0160	276.1	276.4	0.3	2.1	0.1	Lady Alice
URNDD0162	22.4	23.6	1.2	3.4	0.6	Lady Alice
URNDD0162	37.0	38.8	1.8	5.2	0.9	Lady Alice
URNDD0162	51.3	52.2	0.9	16.5	0.5	Lady Alice
URNDD0162	150.8	151.3	0.5	2.3	0.3	Lady Alice
URNDD0163	33.7	34.7	1.0	16.3	0.5	Lady Alice
URNDD0163	36.8	37.7	0.9	3.4	0.5	Lady Alice
URNDD0163	40.0	47.5	7.5	7.5	4.1	Lady Alice
URNDD0163	131.4	132.0	0.6	6.0	0.4	Lady Alice
URNDD0163	150.5	151.7	1.2	2.3	0.7	Lady Alice
URNDD0167	155.4	155.9	0.5	2.8	0.3	Lady Alice
URNDD0167	175.0	175.6	0.6	4.0	0.4	Lady Alice
URNDD0167	215.2	216.1	0.9	23.8	0.5	Lady Alice
URNDD0170	132.7	133.9	1.2	3.1	0.7	Lady Alice
URNDD0170	135.2	136.2	1.0	2.0	0.6	Lady Alice
URNDD0170	189.0	189.6	0.6	2.2	0.4	Lady Alice
URNDD0170	203.8	205.1	1.3	2.4	0.8	Lady Alice
URNDD0170	209.7	210.0	0.3	3.1	0.2	Lady Alice
URNDD0172	124.8	125.2	0.4	3.5	0.3	Lady Alice
URNDD0172	140.2	141.6	1.4	2.1	0.9	Lady Alice
URNDD0172	142.3	143.3	1.0	3.6	0.6	Lady Alice
URNDD0172	202.6	202.9	0.3	62.3	0.2	Lady Alice
URNDD0173A	111.9	113.0	1.1	2.5	0.7	Lady Alice
URNDD0173A	116.6	117.0	0.4	2.8	0.2	Lady Alice
URNDD0173A	150.8	151.9	1.1	4.8	0.7	Lady Alice
URNDD0173A	169.0	170.9	1.9	2.9	1.2	Lady Alice
URNRC0102	4.0	5.0	1.0	2.1	0.5	Lady Alice
URNRC0102	32.0	33.0	1.0	2.3	0.5	Lady Alice
URNRC0102	97.0	98.0	1.0	4.3	0.5	Lady Alice

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure/ Area
URNRC0102	99.0	100.0	1.0	2.7	0.5	Lady Alice
URNRC0115	58.0	59.0	1.0	2.1	0.5	Lady Alice
URNRC0115	126.0	128.0	2.0	5.9	1.0	Lady Alice
URNRC0115	145.0	146.0	1.0	2.7	0.5	Lady Alice
URNRC0115	148.0	149.0	1.0	2.6	0.5	Lady Alice
URNRC0115	159.0	160.0	1.0	2.0	0.5	Lady Alice
URNRC0117	181.0	183.0	2.0	2.5	1.1	Lady Alice
URNRC0117	189.0	191.0	2.0	2.9	1.1	Lady Alice
Prospect
URNDD0100	138.3	139.0	0.7	2.6	0.4	Prospect
URNDD0100	276.45	277.0	0.55	5.4	0.3	Prospect
URNDD0105	282.36	282.7	0.34	15.1	0.2	Prospect
URNDD0105	240.0	242.0	2.0	2.9	0.9	Prospect
URNDD0105	278.1	279.45	1.35	2.4	0.6	Prospect
URNDD0105	282.9	283.5	0.6	4.2	0.3	Prospect
URNDD0105	288.9	289.36	0.46	2.0	0.2	Prospect
URNDD0105	290.0	290.5	0.5	3.0	0.2	Prospect
URNDD0105	299.0	300.25	1.25	2.3	0.6	Prospect
URNDD0105	362.6	363.18	0.58	2.1	0.3	Prospect
URNDD0120	739.0	740.75	1.75	9.8	1.1	Prospect
URNDD0120	764.0	765.3	1.3	5.9	0.9	Prospect
URNDD0120	785.9	787.3	1.4	6.9	0.9	Prospect
URNDD0120	790.1	790.45	0.35	2.5	0.2	Prospect
URNDD0138	60.0	60.6	0.6	3.3	0.1	Prospect
URNDD0138	326.11	337.0	10.89	2.5	2.7	Prospect
URNDD0138	347.85	348.23	0.38	4.3	0.1	Prospect
URNDD0138	442.11	442.95	0.84	2.4	0.2	Prospect
URNDD0138	449.95	450.28	0.33	2.4	0.1	Prospect
URNDD0138	451.95	452.25	0.3	7.7	0.1	Prospect
URNDD0138	470.55	471.0	0.45	2.3	0.1	Prospect
URNDD0138	481.45	482.0	0.55	4.6	0.2	Prospect
URNDD0138	492.28	492.75	0.47	9.1	0.1	Prospect
URNDD0138	535.26	535.56	0.3	2.3	0.1	Prospect
URNDD0147	407.2	407.6	0.4	2.4	0.3	Prospect
URNDD0147	418.2	418.6	0.4	9.6	0.3	Prospect
URNDD0147	422.0	422.8	0.8	6.7	0.5	Prospect
URNDD0152	132.8	133.1	0.3	4.3	0.1	Prospect
URNDD0152	316.0	316.3	0.3	3.6	0.1	Prospect
URNDD0152	317.7	318.1	0.4	4.2	0.2	Prospect
URNRC0106	105.0	107.0	2.0	2.5	0.9	Prospect
URNRC0109	189.0	190.0	1.0	3.3	0.6	Prospect
URNRC0109	191.0	192.0	1.0	3.8	0.6	Prospect

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure/ Area
URNRC0109	229.0	230.0	1.0	2.1	0.6	Prospect
URNRC0110	67.0	70.0	3.0	2.1	1.4	Prospect
URNRC0110	125.0	126.0	1.0	6.0	0.5	Prospect
URNRC0110	155.0	156.0	1.0	2.2	0.4	Prospect
URNRC0110	157.0	158.0	1.0	3.6	0.4	Prospect
URNRC0114	194.0	195.0	1.0	2.3	0.7	Prospect
URNRC0114	200.0	201.0	1.0	3.0	0.7	Prospect
URNRC0114	203.0	204.0	1.0	3.2	0.7	Prospect
URNRC0114	229.0	230.0	1.0	9.5	0.7	Prospect
URNRC0114	244.0	245.0	1.0	4.3	0.7	Prospect
URNRC0114	256.0	257.0	1.0	2.1	0.7	Prospect
URNRC0116	131.0	132.0	1.0	2.3	0.6	Prospect
URNRC0119	174.0	175.0	1.0	2.1	0.5	Prospect
URNRC0120	235.0	236.0	1.0	7.4	0.4	Prospect
URNRC0120	253.0	254.0	1.0	2.1	0.5	Prospect
Union South
URSDD0027	295.75	296.5	0.75	2.1	0.4	Union South
URSDD0027	420.0	420.3	0.3	11.9	0.2	Union South
URSDD0027	427.1	428.0	0.9	5.2	0.6	Union South
URSDD0027	455.25	456.3	1.05	2.8	0.7	Union South
URSDD0027	458.0	461.75	3.75	2.8	2.4	Union South
URSDD0029	547.0	547.6	0.6	60.4	0.3	Union South
URSDD0029	671.0	672.2	1.2	4.0	0.6	Union South

Notes:

Drill intercepts greater than 12 Gram-Metres (gold grade x estimated true width) are shown in bold text. Drill intercepts less than 12 Gram-Metres, but having a gold grade greater than 20 g/t Au are shown in bold italics text.

Table 2:        Surface Diamond and RC Percussion Drill Hole Collar Locations, Union Reefs

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Hole Length (m)
Surface Diamond Drill Holes
URNDD0100	4,935.8	7,296.9	1,207.8	244.6	-62.2	456.56
URNDD0105	4,932.1	7,423.6	1,208.5	244.4	-67.4	457.85
URNDD0120	5,196.2	7,124.1	1,199.4	244.5	-65.9	1,128.6
URNDD0122	4,937.3	7,401.7	1,208.8	62.0	-65.0	423.1
URNDD0138	4,922.5	7,776.3	1,197.2	241.8	-79.7	639.8
URNDD0139	4,926.1	7,779.4	1,197.3	64.0	-77.0	533.7
URNDD0144	4,939.4	7,297.7	1,207.8	64.6	-70.3	456.3
URNDD0145	4,933.1	7,351.1	1,208.6	66.3	-71.6	430.4
URNDD0146	4,939.7	7,398.5	1,208.6	60.5	-72.4	460.2

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Hole Length (m)
URNDD0147	4,509.6	6,945.2	1,186.8	75.0	-54.5	888.8
URNDD0148	4,935.6	7,319.4	1,208.1	3.7	-72.0	92.7
URNDD0149	4,930.4	7,319.6	1,208.0	157.0	-72.5	101.7
URNDD0150	4,935.0	7,297.3	1,207.8	172.9	-58.8	119.7
URNDD0151	4,928.7	7,399.9	1,208.1	20.2	-55.4	92.0
URNDD0152	4,926.8	7,507.3	1,206.6	265.3	-67.9	527.6
URNDD0153	4,928.4	7,428.5	1,208.1	30.2	-55.1	312.1
URNDD0154	4,928.4	7,428.5	1,208.1	30.2	-68.6	387.5
URNDD0155	4,928.9	7,507.6	1,206.5	28.9	-71.0	462.7
URNDD0156	5,248.2	7,237.1	1,186.8	243.4	-58.9	576.5
URNDD0157	5,277.0	7,311.3	1,187.7	244.0	-64.8	737.0
URNDD0158	4,933.6	7,399.7	1,208.5	57.0	-75.9	436.5
URNDD0159	4,928.0	7,351.8	1,208.8	59.4	-75.8	455.9
URNDD0162	4,943.4	7,272.9	1,207.0	103.1	-58.9	200.7
URNDD0163	4,939.0	7,268.0	1,207.5	103.6	-56.4	185.6
URNDD0167	4,927.9	7,325.4	1,208.4	89.4	-59.2	277.6
URNDD0170	4,935.6	7,376.8	1,209.0	61.4	-55.6	269.8
URNDD0172	4,935.0	7,400.6	1,208.4	63.0	-55.6	263.4
URNDD0173	4,932.6	7,430.0	1,208.2	57.7	-55.5	266.6
URSDD0027	4,702.2	5,589.0	1,193.1	92.6	-64.5	567.8
URSDD0029	4,702.0	5,589.0	1,193.0	75.5	-74.7	759.6
Surface Reverse Circulation Percussion Holes
URNRC0102	4,950.9	7,063.3	1,192.3	65.4	-61.0	198.0
URNRC0106	4,748.5	7,069.4	1,192.3	64.8	-66.8	168.0
URNRC0109	4,911.8	7,101.7	1,191.9	240.1	-61.5	250.0
URNRC0110	4,852.3	7,090.2	1,191.4	240.5	-62.3	258.0
URNRC0114	4,667.2	7,116.4	1,192.6	50.5	-62.0	282.0
URNRC0115	4,925.5	7,120.7	1,191.5	63.0	-60.1	174.0
URNRC0116	4,924.0	7,126.2	1,191.2	237.8	-61.8	202.0
URNRC0117	4,865.9	7,134.6	1,189.8	64.0	-61.7	204.0
URNRC0119	4,731.1	7,129.8	1,192.3	66.9	-61.3	218.0
URNRC0120	4,684.4	7,125.5	1,192.8	65.3	-63.9	270.0

Notes: Collar locations are in Union Reefs local grid coordinate system.

Figure 1. Lantern Deposit Plan and Long Projection, Cosmo Gold Mine

Figure 2. Location Plan of Union Reefs Mineralization

ALTA
8,484,000 mN
8,483,000 mN
8,482,000 mN
8,481,000 mN
800,000 mE
801,000 mE
802,000 mE
Long Projection (Figure 3)
Long Projection (Figure 4)
UNION
NORTH
PROSPECT
LADY
ALICE
Union Line
Lady Alice Line
CROSSCOURSE
Cross Section 7175mN (Figure 5)
Union Reefs Mill
CROSSCOURSE
SOUTH
PING QUE
SOUTH
UNION SOUTH
BIG TREE
TEMPLE
MILLARS
A
B
C
D
E
F
0
500
metres
Union Reefs Mine Grid with MGA 94 Zone52
Union Reefs
KL
KIRKLAND LAKE GOLD
LOCATION PLAN OF
UNION REEFS
MINERALIZATION
Key
Hole Name & Drillhole Trace
MINERALIZATION TRENDS
Crosscourse
Union & Lady Alice Lines
November 2018

Figure 3: Longitudinal Projection of Crosscourse, Prospect and Union South, Union Reefs

Figure 4. Longitudinal Projection of Lady Alice, Union Reefs

Figure 5. Union Reefs Cross Section – Section 7125 mN

West
A
East
B
Surface
1,000 mRL
500 mRL
Outline of previously known Prospect Mineralization
Union Line (Prospect Target)
Lady Alice Line
Syncline
Syncline
Anticline
Anticline
Crosscourse Target
URNDD0120
9.8 (1.1m)
URNDD0097W1
22.2 (0.8m)
URNDD0097W1
7.3 (1.5m)
URNDD0097W1
20.5 (0.7m)
URNDD0097
16.2 (0.6m)
URNDD0097
95.1 (0.8m)
4,500 mE
5,000 mE
0
200
metres
Union Reefs Mine Grid
HISTORIC DRILLING (PRE-2017)
(Coloured by Grade x Down Hole Length)
>20
7 to 20
3 to 7
0.75 to 3
PREVIOUSLY REPORTED
(Coloured by Gram-Metre*)
>20
7 to 20
3 to 7
0.75 to 3
(News Release April 30, 2018)
NEW DRILLING INTERCEPTS
(Coloured by Gram-Metre*)
>20
7 to 20
3 to 7
0.75 to 3
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
(Shown for >7 Gram-Metres*) Excluding Pre-2017 Holes
* Gram-Metre = Grade x Estimated True Width
KL KIRKLAND LAKE GOLD
UNION REEFS
Cross Section 7125mN
November 2018
POTENTIAL MINERALIZED EXTENSIONS
Crosscourse
Lady Alice Line
Union Line
DRILLING
New Holes
April 30, 2018 News Release Holes
Historic Holes (Pre-2017)